

August 29, 2013

VIA E-Mail
Mr. James Morgan
Chief Financial Officer
ICF International, Inc.
9300 Lee Highway
Fairfax, Virginia 22031

      Re: ICF International, Inc.
            Form 10-K for the year ended December 31, 2012
            Filed on March 1, 2013
            File No. 001-33045

Dear Mr. James Morgan:

We have reviewed your filings and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Note B – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-9

1.   We note that you estimate the fair value of your reporting unit using a market based approach, which includes certain premiums that should be included for an accurate assessment of fair value.   Please tell us and revise future periodic filings to include a discussion of the nature of these premiums, how these premiums are calculated, and why these premiums are appropriate for an accurate assessment of fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief